

October 24, 2013

<u>Via U.S. mail</u>
David Rogers
Chief Executive Officer
International Industrial Enterprises, Inc.
4116 Antique Sterling Court
Las Vegas, Nevada 89129

   Re: **International Industrial Enterprises, Inc.**
       Item 4.01 Form 8-K
       Filed August 22, 2013
       File No. 000-52905

Dear Mr. Rogers:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Heather Clark

             Heather Clark
             Staff Accountant